Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FROM CONTINUING OPERATIONS

(Dollars in thousands)	2008	2007	2006	2005	2004

Earnings from continuing operations:
Income before taxes	$(139,856)	$23,606	$42,747	$44,033	$43,738
Add: Fixed charges	31,729	39,162	38,463	36,880	33,196
Total earnings	$(108,127)	$62,768	$81,210	$80,913	$76,934

Fixed charges:
Interest expense, including amortization of deferred loan costs	$30,110	$37,881	$37,059	$35,662	$32,281
Interest expense estimate within rental expense	1,619	1,281	1,404	1,218	915
Total fixed charges	$31,729	$39,162	$38,463	$36,880	$33,196

Earnings / Fixed Charges	(3.41)	1.60	2.11	2.19	2.32